Filed by Exelon Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Reg. No. 333-175162)

On July 13, 2011, Exelon sent the following communication to its employees regarding the merger integration process.

Questions & Answers

Exelon/Constellation Merger

July 2011

Exelon and Constellation have committed to keep their teams up to date on the progress of their proposed merger and what it means to employees. This document includes questions received from employees as of July 1, 2011. If you have a question about the merger integration, please send it to the Integration Office address in Outlook.

General

Do we have any limitations on what we should be sharing with Constellation? If a Constellation employee calls for information, what are we able to share?

Yes, there are limitations. While we work to obtain necessary regulatory approvals and to close the transaction, Exelon and Constellation must treat each other as independent companies. Power Team may continue to trade with Constellation at arm’s length and in the ordinary course of business. Under antitrust laws, however, Power Team and Constellation, and the retail-marketing arms of the companies (including Exelon Energy), may not work together to coordinate trading activities with third parties; the entities must continue to operate as separate businesses (including protecting from disclosure confidential and commercially or competitively sensitive information) until the merger closes. We should not coordinate marketing activities or share marketing strategies, and we should be careful not to do anything that lessens competition between the companies or that would lessen either entity’s ability to compete were the transaction not to close.

Does Constellation have the equivalent of an Exelon Business Services Company – a shared services organization?

No – there is no directly equivalent services company within Constellation. All of Constellations’ corporate services are separate functions and are each managed by one of Mayo Shattuck’s management team members.

Do we expect any rate changes from synergies of ComEd, PECO and BGE?

Customer rates at the three utilities will not increase as a result of this merger. In Maryland, the distribution and Standard Offer Service rates charged to BGE customers will continue to be set in rate cases by the Maryland Public Service Commission, consistent with the current rate-making process. Synergies realized by each of the distribution companies will naturally flow through to customers as part of the normal rate-setting process. In addition, as part of the package to secure regulatory approvals, Exelon is offering each BGE residential customer a one-time distribution rate credit of $100 shortly after the merger closes – a total investment of $110 million.

What is the largest residential electricity and gas distributing company?

The Duke/Progress combined entity will be the largest after their merger is complete. The combined Exelon/Constellation entity will be #2. However, the combined Exelon/Constellation will be the largest competitive integrated utility upon closing of the merger.

What percentage of the workers at Constellation belongs to a labor union?

In total, about 10 percent of Constellation’s workforce – including employees of Constellation Energy Nuclear Group (CENG), of which Constellation is majority owner – is represented, primarily at the Nine Mile Point Nuclear Power Plant, located in Scriba, N.Y. The International Brotherhood of Electrical Workers (IBEW) represents approximately 50 percent of employees at Nine Mile. Other Constellation locations and business where employees are represented include Constellation Mystic Power (UWUA 369, representing generating stations in and around Boston). In addition, portions of the workforce at customer sites where Constellation Energy Projects and Services has energy services-related contracts are represented by Steamfitters 449 & North Shore District Energy (Pittsburgh Convention Center); North Shore District Energy (Steelers’ Stadium) (IUOE 95-95A); and Las Vegas District Energy (Shopping Mall) (IUOE 501).

What is timeline of regulatory approvals for merger?

There are a number of approvals at the state and federal levels required to complete the merger. The License Transfer Application was filed with the Nuclear Regulatory Commission on May 12. We also filed with Texas and New York on May 17, with the Federal Energy Regulatory Commission (FERC) on May 23, with the Maryland Public Service Commission on May 25, and submitted our Hart-Scott-Rodino filing to the Department of Justice on May 31. We expect to close the transaction in early 2012 after securing all regulatory and shareholder approvals.

How are embedded employees impacted by potential reductions in jobs vs. non-embedded?

We don’t know yet. We are focused on our managed hiring process to keep open as many positions as possible, or fill them in alternate ways (such as with a contract resource) until we start the staffing process to minimize direct impact on employees. We expect job reductions to come primarily from corporate center areas in both of the businesses as the companies are combined – but it will take us several months to sort through organizational structures and related staffing plans. We will provide ongoing communication throughout the integration and staffing process and share information as it becomes available.

Will the move of ComEd employees in Commercial Center to Lincoln Center be impacted by the announcement?

No. That move was planned long before the deal with Constellation and is unaffected by the merger.

Retail, Wholesale and Trading

Is Power Team physically moving to Baltimore or just headquartered in Baltimore, i.e., will the Power Team office space in Kennett Square be vacated?

Yes – Power Team will be leaving Kennett Square, but not right away. Upon closing and following the purchase or renovation of a new corporate headquarters, Exelon Power Team and essential embedded BSC support will relocate to Baltimore. This transition will take some time to accomplish following the anticipated closing of the merger in early 2012, and specific timelines will be shared as they are developed. In addition, with Nuclear’s headquarters changing from Cantera to Kennett Square, new Nuclear corporate positions may be located in the space to be vacated by Power Team employees. Finally, as we noted at the time of the merger announcement, the combination of Exelon and Constellation will be jobs-neutral to Pennsylvania.

Where are Constellation’s retail employees located now?

Constellation retail sales offices include electric, gas, energy efficiency, load response, and onsite solar at the following locations and employees: Boston (61), Chicago (41), New York (40), Baltimore (966), Houston (352 – including the recent StarTex acquisition ), Dallas (19), Los Angeles (4), Waukesha (41), Louisville (93), Omaha (40), Lowell (34), Massachusetts (19), Pittsburgh (42), Allentown (7), Fort Washington (23), Nashville (36), Oxford (6), and St Petersburg (22).

Is Constellation relocating any of its employees involved in gas or retail? For example, those in Louisville or other satellite offices?

These decisions have not yet been made, but will be addressed during integration planning.

What functions reside in the Houston and Louisville offices?

In the Houston office, Constellation has sales, sales support, operations, call center, contracts administration and pricing for market team members. In addition, the Houston office includes the Upstream Gas business, control and dispatch. The Louisville office – which focuses on the retail business – comprises operations, sales, sales support, credit and collections, legal, contract administration, supply and IT. Technical product sales, which includes demand response, energy efficiency and onsite solar, are decentralized and located in the individual sales offices.

Are the “services” (Demand Response, Energy Efficiency, etc.) run out of Baltimore? If not, where are those operations located?

The leaders of Demand Response and Onsite Solar operate out of Baltimore, and the leader of Energy Efficiency operates out of Pittsburgh.

Nuclear

Which CENG nuclear units are regulated vs. unregulated?

All five CENG units are competitive generating plants.

The communication stated that Exelon Nuclear’s Midwest operations would stay in Cantera but its “corporate” functions would move to Kennett. What’s the difference?

Corporate positions are those that support all of Nuclear’s operations fleet-wide; Midwest operations support the Illinois nuclear facilities. As open corporate positions within the Nuclear organization become available they likely will be filled in Kennett Square.

Does CENG have its own license renewal group, and aren’t they planning to be the first to go beyond 60 years?

License renewal is handled through the CENG joint venture. All five units have had their licenses renewed for an additional 20 years. CENG has partnered with the Electric Power Research Institute (EPRI) and the Department of Energy (DOE) to study the potential for license renewals to an additional 20 years (for a total of 80), using information obtained from CENG facilities R.E. Ginna and Nine Mile Point Unit 1. However, no plans have yet been made to develop an application for either unit.

What is your guidance for how we should handle outreach from our CENG nuclear counterparts regarding technical advice?

Exelon has standing technical and information-sharing agreements with other nuclear operators, including CENG. However, until the merger closes, expected in early 2012, the entities must continue to operate as separate businesses, including protecting from disclosure confidential and commercially or competitively sensitive information.

Fossil and Renewable Generation

The companies announced the planned divestiture of three units totaling 2,600 MW in PJM. Are those plants fueled by fossil fuels?

Yes, these plants burn coal, gas and/or oil, though Crane can also burn other fuels. These units are already compliant with Maryland regulations and the Maryland Healthy Air Act, and are well-positioned to comply with EPA’s Toxics Rule and other regulations as a result of the environmental controls that were installed on them. For example, Constellation recently invested about $1 billion in scrubber technology at Brandon Shores. The plants’ divestiture will enable the combined company to meet FERC market concentration requirements.

What is the Constellation facility in Western Canada (e.g. retail office, power plant, etc.)?

Constellation Power Generation owns and operates the Grande Prairie 93-megawatt natural gas-fueled power plant in Western Alberta.

How will the Renewable Energy Business be integrated? Will Exelon Wind participate in helping make the plans? Do they have a pipeline of wind projects? When might the planning occur, and who will be the interfaces with the Constellation Renewable group?

Exelon Power and the renewable development and commercial teams from both Exelon and Constellation will be involved in this process, which is still in the planning phase. (“Commercial” in this context includes Exelon’s Power Team and its Constellation equivalent.) These groups are leading the analysis phase over the next two months to create a comprehensive comparison of how the two companies handle renewable development. The organizational design phase will take place in the third quarter and will include representatives from the commercial teams, Power (including Wind) and renewable development.

Will we retain the Constellation brand for the retail market?

Yes.

I understand that Constellation’s corporate office and retail headquarters are in Baltimore. Where is the generation headquarters currently located?

Baltimore.

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 14; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the preliminary joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC on June 27, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. On June 27, 2011, Exelon filed with the SEC a Registration Statement on Form S-4 that included a preliminary joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. These materials are not yet final and may be amended. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY

CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the preliminary joint proxy statement/prospectus and definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus.